1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

August 3, 2021

Via EDGAR

Ms. Heather Clark and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2021
Filed February 18, 2021
File No. 001-05224

Dear Ms. Clark and Ms. Gilmore:

The following is in response to your letter dated July 22, 2021 and comments pertaining to the Form 10-K for the fiscal year ended January 2, 2021 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2021. The Staff’s comment is repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Fiscal Year Ended January 2, 2021

Financial Statements
Notes to Consolidated Financial Statements
J. Capital Stock, page 93

1.We continue to evaluate your response to prior comment 1 and may have additional comments.

Earnings Per Share. page 93

2.We note your disclosure on page 77 that diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive. We also note pursuant to the terms of both your May 2017 and November 2019 equity units, that in the event of an unsuccessful remarketing of the convertible preferred stock, the holder is deemed to have automatically delivered shares of the convertible preferred stock in full satisfaction of the holders obligation to pay the purchase price for the shares to be issued under the related stock purchase contracts. As it relates to the May 2017 and November 2019 equity units, please tell us how, at inception, you concluded that a successful remarketing of the convertible preferred stock was probable. Please refer to the guidance in ASC 260-10-55-9.

The shares associated with the forward stock purchase contracts (“Purchase Contracts”) included in the 2017 and 2019 equity units were reflected in the Company’s diluted earnings per share calculation using the treasury stock method pursuant to ASC 260-10-55-9. Per the terms of the equity units, the convertible preferred stock could be remarketed, and holders could participate in the remarketing or separately pay cash to settle their obligations under the Purchase Contracts. In the event of an unsuccessful remarketing, the shares of the convertible preferred stock would be delivered to the Company to satisfy the holders’ obligations under the Purchase Contracts unless holders separately cash settle the Purchase Contracts.

In evaluating the guidance in ASC 260-10-55-9 for the Purchase Contracts and reaching its conclusion that the treasury stock method is appropriate, the Company assessed and concluded, at inception of the 2017 and 2019 equity units and on

Ms. Heather Clark and Ms. Melissa Gilmore United States Securities and Exchange Commission	Page 2
an ongoing basis, that a remarketing of the convertible preferred stock would be successful based on: (a) the Company’s past experience with successful remarketing transactions, and (b) the Company’s ability to modify certain terms of the convertible preferred stock, including the conversion rate, dividend rate and earliest redemption date. The Company has successfully remarketed multiple debt instruments in the past that were part of equity unit structures and has never experienced a failed remarketing. In addition, the Company maintains strong investment grade credit ratings, has a long track record of successfully accessing capital markets during all market cycles and works with a well-capitalized and diverse group of investors.

3.     We note that in May 2020, you successfully remarketed the Series C preferred stock, and the remarketing caused an increase in the dividend rate and a reset of the conversion rate, as more fully discussed in your 8-K filed May 15, 2020. In evaluating how, at inception, you concluded that a successful remarketing of the convertible preferred stock was probable, please tell us how you evaluated the likely magnitude of the modifications to the preferred stock terms that would be required to result in a successful remarketing. Please refer to the guidance in ASC 470-50-40-10 through 12.

There is no specific authoritative guidance addressing how to evaluate amendments to equity-classified preferred shares for purposes of determining whether an amendment should be accounted for as an extinguishment or a modification. Furthermore, it is not clear whether an issuer is required to assess whether a remarketing transaction is a modification or an extinguishment of the original instrument because the remarketing itself, and resulting change in terms, would be pursuant to the original terms of the instrument and contemplated upon issuance of the instrument with the intention of resetting the existing terms of the original instrument to current market terms.

Nonetheless, the Company evaluated at inception whether a modification of any terms upon a successful remarketing of the equity-classified convertible preferred stock should be accounted for as an extinguishment or a modification. The accounting guidance outlined in ASC 470-50 specifically addresses modifications and extinguishments of debt instruments. The Company also considered comments made by the SEC Staff at the 2014 AICPA National Conference on Current SEC and PCAOB Developments in which the Staff discussed examples of accounting policies that could be applied based on the prevailing facts and circumstances. As part of its evaluation, the Company deemed it most appropriate to assess qualitative factors, including the business purpose and expected economics of the remarketing, and the legal form of the transaction.

As previously noted, a remarketing of the convertible preferred stock, and the resulting change in terms, is pursuant to the original terms of the security and contemplated upon issuance of the equity units. The purpose of a remarketing is to generate proceeds from new investors to the existing holders in order to satisfy the existing holders’ obligations under the Purchase Contracts. A remarketing is not intended to raise additional capital for the Company or fundamentally change the nature of the existing convertible preferred stock, but merely to reset the existing terms of the convertible preferred stock to current market terms. The market would determine the magnitude of the modifications to the terms in order to achieve the same economics for the holder and maintain a liquidation preference of $1,000 per share. Furthermore, while not determinative, the Company notes that any change in existing terms upon a successful remarketing would not result in a legal exchange between existing holders of the convertible preferred stock and the Company. Therefore, the Company concluded at inception that a remarketing of the convertible preferred stock should be accounted for prospectively as a modification.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Vice President, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
President and Chief Financial Officer